AMENDMENT TO THE BYLAWS

OF

L & L ENERGY, INC.

(A NEVADA CORPORATION)

(formerly known as Royal Coronado Co. Ltd.)

Pursuant to a resolution duly approved at the meeting of the Board of Directors of L&L Energy, Inc. held on July 29, 2010, the first sentence of Article III, Section 8 of the Bylaws of L&L Energy, Inc. is hereby amended to read in its entirety as follows:

“At all meetings of stockholders, except where otherwise provided by statute or by the Articles of Incorporation, or by these Bylaws, the presence, in person or by proxy duly authorized, of the holder or holders of not less than one-third of the outstanding shares of stock entitled to vote shall constitute a quorum for the transaction of business.”